SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 17, 2005
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              506,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 506,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 6 to SCHEDULE 13D

         This amendment ("Amendment No. 6") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 6 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On October 17, 2005, Costa Brava filed a lawsuit in the Circuit Court for Baltimore City in the State of Maryland against the Issuer, each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit"). A copy of the complaint filed in the Lawsuit (the "Complaint") is filed herewith and attached hereto as Exhibit 99.4 and incorporated herein by reference. Any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint. The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the Lawsuit.

         As of the date of this Amendment No. 6, except as set forth above, and as otherwise set forth in the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005.

         *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule 13D is true, complete and correct.


Dated:  October 18, 2005               COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:   Andrew R. Siegel
                                           Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement, dated as of October 18, 2005.

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2   Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005.

*Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 6 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  October 18, 2005               COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:   Andrew R. Siegel
                                           Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT 99.4

             Complaint Filed in the Circuit Court of Baltimore City
                  in the State of Maryland on October 17, 2005


COSTA BRAVA PARTNERSHIP III, L.P.      *       IN THE
237 Park Avenue, Suite 900
New York, New York 10017               *       CIRCUIT COURT

     Plaintiff,                        *       FOR

vs.                                    *       BALTIMORE CITY

TELOS CORPORATION                      *
19886 Ashburn Road
Ashburn, Virginia 20147                *
                                               Civil No.____________________
     SERVE ON:                         *

THE CORPORATION TRUST                  *
INCORPORATED
300 East Lombard Street                *
Baltimore, Maryland 21202
                                       *
     and
                                       *
GEOFFREY B. BAKER
2410 Wyoming Avenue NW                 *
Washington, DC 20008
                                       *
     and
                                       *
DAVID F. BORLAND
12113 Fort Craig Drive                 *
Woodbridge, Virginia 22192
                                       *
     and
                                       *
NORMAN P. BYERS
7006 View Park Drive                   *
Burke, Virginia 22015
                                       *
     and
                                       *
MICHAEL P. FLAHERTY
19886 Ashburn Road                     *
Ashburn, Virginia 20147
                                       *
     and

FRED CHARLES IKLE                      *
7010 Glenbrook Road
Bethesda, Maryland 20814               *

     and                               *

ROBERT J. MARINO                       *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     and                               *

JOHN M. McDUFFIE                       *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     and                               *

LANGHORNE A. MOTLEY                    *
1325 Windy Hill Road
McLean, Virginia 22102                 *

     and                               *

MICHELE NAKAZAWA                       *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     and                               *

MALCOLM M.B. STERRETT                  *
4516 Wetherill Road
Bethesda, Maryland 20816               *

     and                               *

BRUCE J. STEWART                       *
8924 Belmart Road
Potomac, Maryland 20854                *

     and                               *

RICHARD TRACY                          *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     and                               *

EDWARD L. WILLIAMS                     *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     and                               *

JOHN B. WOOD                           *
19886 Ashburn Road
Ashburn, Virginia 20147                *

     Defendants.                       *

        * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                                    COMPLAINT
                                    ---------

         Plaintiff Costa Brava Partnership III, L.P., individually and on behalf of Telos Corporation, by its attorneys Venable LLP, and Warner Stevens, L.L.P., for its Complaint herein, alleges as follows:

                                  I.   PARTIES
                                       -------

         1. Plaintiff Costa Brava Partnership III, L.P. ("Costa Brava"), is a limited partnership organized under the laws of Delaware, with its principal place of business in Massachusetts.

         2. Defendant Telos Corporation ("Telos") is a Maryland corporation with its principal place of business located at 19886 Ashburn Road, Ashburn, Virginia 20147. Telos may be served through its registered agent for service of process The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202.

         3. Defendant Michael P. Flaherty ("Flaherty") is an officer of Telos serving in the capacity of Executive Vice President. Flaherty may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         4. Defendant Robert J. Marino ("Marino") is a Director and an officer of Telos, serving in the capacity of Executive Vice President. Marino may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         5. Defendant Edward L. Williams ("Williams") is an officer of Telos, serving in the capacity of Executive Vice President. Williams may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         6. Defendant John B. Wood ("Wood") is an officer and director of Telos, serving in the capacity of Chief Executive Officer and Chairman of the Board. Wood may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         7. Defendant Geoffrey B. Baker ("Baker") is an individual residing, upon information and belief, at 2410 Wyoming Avenue NW, Washington, DC 20008. Baker serves as a Director of Telos.

         8. Defendant David Borland ("Borland") is an individual residing, upon information and belief, at 12113 Fort Craig Drive, Woodbridge, Virginia 22192. Borland serves as a Director of Telos.

         9. Defendant Norman P. Byers ("Byers") is an individual residing, upon information and belief, at 7006 View Park Drive, Burke, Virginia 22015. Byers serves as a Director of Telos.

         10. Defendant Doctor Fred Charles Ikle ("Ikle") is an individual residing, upon information and belief, at 7010 Glenbrook Road, Bethesda, Maryland 20814. Ikle serves as a Director of Telos.

         11. Defendant Ambassador Langhorne A. Motley ("Motley") is an individual residing, upon information and belief, at 1325 Windy Hill Road, McLean, Virginia 22102. Motley serves as a Director of Telos.

         12. Defendant Malcolm M.B. Sterrett ("Sterrett") is an individual residing, upon information and belief, at 4516 Wetherill Road, Bethesda, Maryland 20816. Sterrett serves as a Director of Telos.

         13. Defendant Bruce J. Stewart ("Stewart") is an individual residing, upon information and belief, 8924 Belmart Road, Potomac, Maryland 20854. Stewart serves as a Director of Telos.

         14. Defendant Lieutenant General (ret.) John M. McDuffie ("McDuffie") is an officer of Telos serving as Executive Vice President and Chief Marketing Officer. McDuffie may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         15. Defendant Michele Nakazawa ("Nakazawa") is an officer of Telos serving as Senior Vice President and Chief Financial Officer. Nakazawa may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

         16. Defendant Richard Tracy ("Tracy") is an officer of Telos serving as Senior Vice President and Chief Security Officer. Tracy may be served with process at the corporate address of Telos, 19886 Ashburn Road, Ashburn, Virginia 20147.

                          II.   JURISDICTION AND VENUE
                                ----------------------

         17. This Court has subject matter jurisdiction over this proceeding because the amount at issue exceeds the minimum jurisdictional limits of this Court.

         18. Venue is proper in Baltimore City because Telos maintains its resident agent for service of process there.

                                  III.   FACTS
                                         -----
A.       Introduction

         19. Founded in 1968, and originally known as C3, Inc., Telos provides information services in the areas of consulting, software services, systems integration, and hardware maintenance, primarily to U.S. governmental agencies and government-reliant industries. Telos' software services include analysis, system specification, evaluation, hardware and software integration, deployment, installation, training, and maintenance.

         20. Telos' operations are comprised of two operating segments: IT Solutions Group and Xacta. The IT Solutions Group develops, markets and sells integration services conforming to a wide range of government information technology requirements. The IT Solutions Group also provides general information technology consulting and integration services in support of various U.S. Government customers. Xacta develops, markets and sells government-validated secure enterprise solutions to the U.S. Government and financial institutions.

         21. Defendants Flaherty, Marino, Williams, Wood, McDuffie, Nakazawa and Tracy serve as officers of Telos (the "Officers").

         22. Defendants Wood, Baker, Borland, Byers, Ikle, Motley, Marino, Stewart and Sterrett serve as Directors of Telos (the "Directors").

         23. Securities issued by Telos include Class A and Class B Common Stock with identical rights, preferences, and limitations. Holders of Common Stock collectively hold the right to elect all of the members of Telos' board of directors, except for two "Class D" directors as discussed further below.

         24. Telos also issued certain classes of preferred securities. Only one category of preferred securities issued by Telos is publicly traded: the 12% Cumulative Exchangeable Redeemable Preferred Stock (the "ERPS").

         25. Although issued by Telos in the form of stock, the ERPS have all the characteristics of debt instruments.

         26. Since the issuance of the ERPS, Telos and its Officers and Directors have engaged in a consistent pattern of oppressive and obstructive tactics to avoid paying mandatory dividends on the ERPS while rewarding the Officers at the expense of the corporation.

         27.      Plaintiff Costa Brava holds shares of Telos' ERPS.

B.       The Exchangeable Preferred Stock

         28. As of June 1, 2005, there were 3,185,586 shares of ERPS outstanding at a face value of $10.00 per ERPS share. The ERPS were issued in 1989, following the merger of Telos and C3 Acquisition Corporation.


         29. Plaintiff Costa Brava holds 506,811 shares of Telos' ERPS. These holdings constitute 15.9% of the Telos ERPS outstanding.

         30. Rights of ERPS holders are set forth in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission in 1989 (the "Registration Statement").


         (1) Dividend Rights

         31. ERPS holders' dividend rights are set out in the Registration Statement as follows:

         Dividends. The Preferred Stock will bear semi-annual dividends at the annual rate of 12% ($1.20) per share, based on the liquidation preference of $10 per share, and will be fully cumulative. Dividends will be payable by the Company, when and if declared by the Board of Directors, commencing with the first sixth-month anniversary of the first of the following to occur after the Effective Date (i) the fifteenth day of the month in which the Effective Date occurs or (ii) the first day of the following month and on each six-month anniversary thereof (each of such dates being a "Dividend Payment Date"). Such dividends will be paid in preference to dividends on the Surviving Corporation Common Stock and any other class or series of preferred stock of the Company the terms of which specifically provide that such class or series will rank junior to the Preferred Stock (the "Junior Securities"). Such dividends will be paid to the holders of record at the close of business on the date (not more than 90 days prior to the respective Dividend Payment Date) specified by the Board of Directors at the time the dividend is declared. Payment of cash dividends on the Preferred Stock will be subject to certain restricted payment provisions contained in certain of the Company's financing agreements. In addition, Maryland Law contains certain restrictions on the payment of dividends in cash or in additional shares of Preferred Stock.

         32. By the terms of this provision, holders of the ERPS are entitled to semi-annual fixed dividends on their shares. According to the Registration Statement, Telos was obligated to make dividend payments to the ERPS shareholders as of June 1, 1990 and on each six month anniversary thereafter.

         33. Telos ceased declaring and paying dividends on the ERPS in 1991. Telos has made no dividend payments to ERPS holders since that date.

         34. Unpaid dividends due on the 3,185,586 outstanding ERPS have accrued since December 1991 and continue to accrue. Accrued unpaid dividends on the outstanding ERPS now total at least $39,700,000.

         35. Telos has justified this 14-year long failure to pay dividends by claiming that it did not have sufficient legally available funds to fulfill this financial obligation.

         36. The Registration Statement notes that Maryland law contains certain restrictions on the payment of dividends, and conditions the mandatory redemption of the ERPS on the "legal availability of funds." The Registration Statement's reference to legally available funds is consistent with the restriction, under Maryland Corporations and Associations Code ss. 2-311, that corporate dividends may not be paid if, after giving effect to the dividends, the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business, or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the corporation's charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the payment of dividends, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends.

         37. Hence, in refusing to pay dividends on the grounds of lack of "legally available funds," Telos admits that the corporation has been insolvent since 1991 or that the payment of the dividends accrued since 1991 would render the corporation insolvent.

         (2) Redemption Rights

         38. The ERPS are fixed-term securities which must be redeemed by Telos. The Registration Statement establishes a mandatory ERPS redemption schedule:

         Redemption. Subject to the legal availability of funds therefor, any contractual restrictions then binding on the Company and applicable state law, the Preferred Stock may be redeemed at any time, in whole or in part, at the Company's option, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption without interest. Mandatory annual redemptions (subject to the legal availability of funds, any contractual restrictions then binding on the Company and applicable state law) will commence on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures) after the sixteenth anniversary of the Effective Date and will continue thereafter on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures following each subsequent anniversary of the Effective Date at a redemption price of $10 per share, together with all accrued and unpaid dividends (whether or not earned or declared) on the date fixed for redemption, without interest. The number of shares of Preferred Stock to be mandatorily redeemed on any such redemption date will be equal to at least 20% of the greatest number of shares of Preferred Stock issued and outstanding at any time, and on the first Dividend Payment Date following the twentieth anniversary of the Effective Date, the Company will redeem all outstanding shares of Preferred Stock at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) to such date.

         39. Beginning this year, Telos must establish a sinking fund for the redemption of, and must redeem at least 20% of the outstanding shares of ERPS. At the same time Telos must pay accrued unpaid dividends on the ERPS.

         40. In its most recent Form 10-Q filed with the Securities and Exchange Commission, Telos stated that it "believes that the likelihood is that [Telos] will not be able to meet the redemption schedule" of the ERPS.

C. Telos Seeks to Avoid Mandatory Redemption of the ERPS and Payment of Accrued Dividends

         (1) Refusal to Act

         41. Telos formed an Independent Committee of the Board of Directors of Telos (the "Independent Committee") whose ostensible purpose is, inter alia, to investigate ways to rectify Telos' capital structure insolvency and finance the redemption of the ERPS.

         42. Legal counsel for the Independent Committee sent a letter to Plaintiff dated March 30, 2005, soliciting Plaintiff's aid in finding solutions to Telos' insolvency.

         43. Plaintiff attempted to assist Telos and the Independent Committee in securing alternative financing to stabilize the capitalization of Telos. Among other things, Plaintiff located several investment banks which are prepared to explore a variety of strategic transactions with or on behalf of Telos, and who have third parties as clients who are interested in exploring strategic financing partnerships with Telos.

         44. However, Telos and its Officers and Directors have refused to take action on any of Plaintiff's proposals. The Independent Committee has declined even to meet with some interested investors, thereby doing nothing to improve Telos' insolvency or its ability to redeem the ERPS according to the mandatory redemption schedule and pay accrued dividends.

         45. Upon information and belief, Telos' Independent Committee has yet to open substantive talks with any potential third-party lenders or investors.

         (2) Telos' Accounting Disclosures

         46. As discussed above, the Registration Statement calls for a mandatory redemption of at least 20% of the ERPS in 2005. The Registration Statement specifies a mandated redemption price of $10 per share, along with the accrued and unpaid dividends.

         47. In its 2005 SEC filings, Telos has published public financial statements invoking Statement of Financial Accounting Standards No. 6 ("SFAS No. 6") to recharacterize its short-term mandatory obligations to redeem the ERPS and pay accrued dividends as a long-term, rather than short-term liability. Telos attempted to comply with SFAS No. 6 by stating that it has the "intent" and "ability" to refinance the ERPS on a long-term basis after 2005.

         48. SFAS No. 6, promulgated by the Financial Accounting Standards Board, provides, in summary, that "short-term obligations arising from transactions in the normal course of business that are due in customary terms shall be classified as current liabilities. Short-term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing."

         49. A necessary predicate to reclassifying a short-term obligation as a long-term obligation, according to the terms of SFAS No. 6, is the disclosure of certain facts. An enterprise's intent to refinance the short-term obligation and its ability to consummate that refinancing must be supported by disclosing either (i) that a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis, or (2) that the enterprise has entered into a financing agreement to refinance the obligation. In other words, SFAS No. 6 requires Telos to disclose that it had either issued a long term obligation or security to refinance its short-term obligations, or that it had entered an agreement making such refinancing possible.

         50. Nowhere in its filings with the SEC did Telos disclose that it had either issued a long term obligation or security to refinance its short-term obligations, or that it had entered an agreement making such refinancing possible. As of the date of this Complaint - less than 2 months from the mandatory redemption date - Telos management has yet to make any disclosure of any refinancing arrangement or agreement.

         (3) Telos' Intention to Exchange the ERPS for Debentures

         51. In its most recent Form 10-Q filed with the Securities and Exchange Commission, Telos states that its ability to recharacterize the ERPS and accrued unpaid dividends based on SFAS No. 6 is predicated upon an exchange of the ERPS for certain debentures ("Exchange Debentures").

         52. The Registration Statement contemplates that under certain circumstances, Telos may exchange ERPS shares for Exchange Debentures. However, the Registration Statement makes clear that such exchange must happen prior to the mandatory redemption of the ERPS.

         53. Moreover, the mandatory redemption schedule for the ERPS as established in the Registration Statement applies in full force whether the securities are in the form of ERPS or Exchange Debentures.

         54. It its most recent Form 10-Q filed with the Securities and Exchange Commission, Telos states its intentions to exchange the ERPS for Exchange Debentures rather than follow the mandatory redemption schedule set forth for the ERPS (and, indeed, the Exchange Debentures). If implemented, this strategy contravenes the Registration Statement, fails to satisfy the requirements of SFAS No. 6, and appears to be a misstatement of Telos' intention and ability to refinance the mandatory redemption obligation.

D.       Telos' History of Poor Management

         55. The behavior of Telos and its Officers and Directors discussed above is merely the latest example of a pattern of poor management which has damaged the corporation generally and the ERPS holders in particular. Telos' Officers and Directors routinely make decisions in their own best interests and to the detriment of the corporation and its creditors and stockholders.

         (1) Fraudulent Transfers

         56. As discussed above, Telos' justification for its failure to pay fixed dividends on the ERPS is an admission that for the past 14 years Telos has been insolvent, or that the payment of such fixed dividends would render Telos insolvent.

         57. Against this backdrop of admitted insolvency, Telos' Officers, with the consent and approval of the Directors, have been paying themselves exorbitantly high salaries and bonuses.

         58. Chairman and C.E.O. John Wood - described in a recent nationally published account as among the 100 highest paid executives in the Washington D.C. area - alone received $1,056,057 in salary and $1,230,000 in cash bonuses from 2002 to 2004.

         59. Telos' recent filings with the Securities and Exchange Commission report that, between 1998 and 2004, the company's executives have received cash bonuses totaling $4,590,851. Telos conveyed (1) to Wood a total of $1,600,000 in cash bonuses; (2) to Flaherty a total of $992,692 in cash bonuses;
(3) to Marino a total of $675,659 in cash bonuses; (4) to Williams a total of $906,000 in cash bonuses; (5) to McDuffie a total of $250,000 in cash bonuses; and (6) to Tracy a total of $166,500 in cash bonuses.

         60. Additionally, the company's top five executives received a total of 2,800,000 stock options in 2004 alone.

         (2) The Porter Note

         61. In addition to the payments described above, Telos issued senior subordinated notes to certain majority common stockholders in 1995. These notes essentially were loans to Telos by its majority common stockholders.

         62. Amongst others, a loan was made by the majority holder of Telos' Class A common stock, John R.C. Porter ("Porter"). Porter owns 75% of Telos' Class A common stock.

         63. The loan from Porter (the "Porter Note") totaled approximately $5 million at an interest rate of 17% per year. By comparison, the average prime interest rate in 1995 was only 8.8%.

         64. Originally set to mature in 2000, the maturity date of the Porter Note was extended to October 2005 at the same interest rate. When the Porter Note was extended in 2000, the average prime interest rate was 9.2%.

         65. Subsequent to the public announcement in November 2004 of the Independent Committee's formation, the Officers and Directors made substantial and material changes to the Porter Note. In April 2005, the Porter Note, was again renewed and extended to 2008 at the same 17% interest rate.

         66. At the time of the April 2005 extension of the Porter Note, the prime interest rate averaged 5.4%.

         67. Also when the Porter Note was extended, Telos and its Officers and Directors maintained an anti-takeover measure in the Porter Note. In the event of any change in control of Telos, this provision requires a pre-payment penalty payable to Porter which could reach the sum of $13.5 million. The Officers and Directors renewed this provision contemporaneously with the Independent Committee's solicitation of proposals for a solution to Telos' insolvency.

         68. The Board of Directors' extension of the Porter Note's pre-payment penalty at the same time that Telos has represented publicly its efforts to find solutions for its insolvency has the practical consequence of chilling if not destroying possible solutions to its insolvency issues.

         69. Evidently, Porter was able to leverage his standing as majority stockholder to extract above market-rate cash interest payments from Telos and other cash disbursements, while all other stockholders have been forced to forego dividends on their shares.

         70. Porter's status as a foreign citizen restricts his voting rights in his shares. In accordance with a 1994 proxy agreement among Telos, the U.S. Defense Security Service (an agency of the U.S. Department of Defense) and Porter, certain designated members of Telos' Board of Directors are designated to exercise the voting rights of Porter's common shares.

         71. Porter received these regular and substantial payouts from Telos despite his ostensible lack of direct control over the voting of his shares.

         (3) Porter's "Consulting Fees"

         72. In addition to the inflated interest payments on the Porter Note, Telos discloses that it makes payments to Porter for consulting fees. Since 1997, these annual consulting fees range between $200,000 and $260,000.

         73. Telos has not disclosed what services Porter rendered each year in exchange for these considerable sums, or even the nature of such services.

         74. This consulting fee arrangement is another vehicle by which Telos and its Officers and Directors provided Porter, the majority shareholder, with cash payments. During this same time, Telos and its Officers and Directors have denied dividend payments to the ERPS shareholders on the publicly stated bases of the company being insolvent.

         75. Consulting fees paid to Porter by Telos total approximately $1,960,000.

         (4) SecureInfo Lawsuit

         76. The management of Telos through its Officers and Directors also threatens the company by inviting lawsuits predicated upon its business practices.

         77. In May 2005, SecureInfo Corporation ("SecureInfo") - a Texas-based software manufacturer and competitor of Telos - initiated a lawsuit against Telos and certain of Telos' officers. (See SecureInfo Corp. v. Telos Corp. et al., United States District Court for the Eastern District of Virginia, Civ. No. 1:05cv505, E.D. Va.)

         78. SecureInfo alleged that the Telos, its subsidiary Xacta, and others infringed SecureInfo's copyrights and trade secrets, as well as intentionally interfering with SecureInfo's possessory interest in its confidential information.

         79. Plaintiff Costa Brava hopes and expects Telos to provide a strong, meritorious defense to the specific violations of law alleged by SecureInfo. In the best case, Telos will defeat the claims of SecureInfo. In the worst case, Telos will expend significant resources and could incur substantial financial liability.

         80. In either case, the course of conduct pursued by Telos' management exposed the company to the unnecessary risk and substantial legal fees to defend that course of conduct.

         81. On June 30, 2005 Plaintiff, through its attorneys, delivered a letter to Telos' Board of Directors. Highlighting the seriousness of the allegations in the SecureInfo lawsuit, Plaintiff requested that these allegations be immediately brought to the attention of the Audit Committee of the Board of Directors. Additionally, Plaintiff requested that Telos' Audit Committee, in accordance with the Sarbanes-Oxley Act of 2002, commence an internal investigation of the activity of its senior officers. To date, Telos' Audit Committee has failed to respond to Plaintiffs requests in any way. Upon information and belief, Telos' Audit Committee has not begun any investigation related to its executives' behavior.

         (5) Resisting the "Class D" Directors

         82. Telos established a provision in the Registration Statement that, under certain circumstances, granted ERPS holders representation on Telos' Board of Directors. Specifically, the Registration Statement provides:

         If the company fails to pay dividends on the Preferred Stock either in cash or additional shares of Preferred Stock for three consecutive semi-annual periods, the Board of Directors will be increased by up to two directors and the holders of the Preferred Stock, voting as a class, will be entitled to elect the directors of the Company to fill such newly created directorship.

         83. Despite Telos' more than decade-long failure to pay the ERPS holders a single penny of their dividends, Telos' management obstinately refused to permit the ERPS holders to elect their "Class D" directors.

         84. It was not until after Telos was sued and all parties expended time and resources that the "Class D" directors could be elected. Telos was ordered to do so by the federal district court in Alexandria, Virginia. (See Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998.)

         (6) Executive Stock Option Grants

         85. In its Form 10-K filed with the Securities and Exchange Commission for the year 2000, Telos disclosed two new stock option compensation plans. These incentive compensation plans were designed to issue stock options in two of Telos' wholly-owned subsidiaries: Telos Delaware, Inc. ("Telos Delaware") and Xacta, Inc. ("Xacta").

         86. Under both the Telos Delaware and Xacta option plans, certain key executives and employees of Telos are eligible to receive stock options.

Telos may award up to 3,500,000 shares of common stock as either incentive or non-qualified stock options under each plan.

         87. In 2000, Marino was granted 292,900 options in Telos, Telos Delaware, and Xacta common stock.

         88. In 2001, Wood was granted 310,000 options in Telos, Telos Delaware, and Xacta common stock. Also in 2001, Flaherty was granted 300,000 options in Telos, Telos Delaware, and Xacta common stock.

         89. The latest detailed reports of the Telos Delaware and Xacta stock option plans are contained within Telos' 2003 Form 10-K. In 2003, Telos disclosed that 1,282,000 options were outstanding in the Telos Delaware plan, of which 958,000 options were exercisable. Telos also disclosed that 1,066,000 options were outstanding in the Xacta plan, of which 757,000 options were exercisable.

         90. Telos' 2004 Form 10-K significantly clouded the picture of Telos' numerous stock option plans. Prior to 2004, Telos discussed and made disclosures of its stock options plans separately. Beginning in 2004, Telos lumped all of its stock option programs together for the purposes of disclosure. Rather than discuss the Telos Delaware and Xacta stock option plans separately, Telos merely disclosed the total number of stock option grants under all available stock option plans, totaling 4,468,000 in 2004.

         91. In 2004, Wood was granted 600,000 options in Telos common stock and 400,000 options in Xacta common stock. Also in 2004, Flaherty, Marino, Williams, and McDuffie each were granted 250,000 options in Telos common stock and 200,000 options in Xacta common stock.

         92. Upon information and belief, Telos and its Officers are concentrating the enterprise value of Telos in its wholly-owned subsidiaries Xacta and Telos Delaware. While maintaining the parent Telos' insolvency and saturating that entity with debt, including the ERPS and its unpaid accrued dividends, Telos and its Directors and Officers are enhancing value of the wholly owned subsidiaries, and rewarding themselves with grants of stock options in those entities rather than the parent corporation.

         93. By doing so, Telos and its Directors and Officers are impermissibly favoring themselves over the creditors and stockholders of the parent corporation Telos.

E. Summary

         94. The management of Telos by its Officers and Directors has yielded 14 years of admitted insolvency and a pattern of behavior that exposes the corporation to significant risks and expenses.

         95. Admitting insolvency, Telos and its Officers and Directors failed to make any dividend payments on the ERPS shares for the past 14 years and will not fulfill its short-term obligations under the mandatory redemption schedule.

         96. Telos and its Officers and Directors engaged in behavior that has invited a serious lawsuit from one of its competitors.

         97. During this same time, Telos' Officers and Directors have acted in their own interest by paying themselves substantial salaries and bonus payments, and granting themselves significant numbers of stock options in the subsidiaries of Telos. Telos' Officers and Directors also caused the diversion of corporate assets to its majority stockholder by way of payments on a repeatedly extended note with an above-market interest rate of 17% per year and consulting fees totaling approximately $1,960,000.

         98. When the ERPS holders sought to elect their own "Class D" directors to the Telos' Board, Telos' Officers and Directors opted to fight to protect their own interests.

         99. Despite running an insolvent company for 14 years, Telos and its Officers and Directors have been unwilling to entertain strategic investments or partnerships to address its insolvency and its failure to pay dividends on the ERPS despite appointing an Independent Committee to pursue these very options.

         100. Now, only two months before the ERPS shares are due to be redeemed, Telos and its Officers and Directors disclose they believe the mandatory redemption schedule of the ERPS as set out in the Registration Statement will not be met.

         101. Instead of redemption, it appears that Telos and its Officers and Directors will seek to exchange the ERPS for Exchange Debentures and reclassify those Exchange Debentures under SFAS No. 6. These actions contravene the Registration Statement of the securities, will further delay already overdue dividend arrearage payments owed to the ERPS holders, and are in furtherance of the pattern of oppressive and obstructive tactics by Telos and its Officers and Directors towards the ERPS holders.

         102. Telos and its Officers and Directors have failed and continue to fail to operate and run Telos to the benefit of the stockholders. A receiver should be appointed to take charge of Telos, put a halt the Officers' and Directors' dangerous and oppressive business tactics, and either restore the company to solvency or oversee its liquidation.

                             IV.   CAUSES OF ACTION
                                   ----------------

         103. Although labeled as "preferred shares," the ERPS effectively function as debt, having all of the hallmarks of debt. ERPS debt characteristics include: lack of voting rights in most circumstances; fixed dividend payments with no participation in corporate growth; a fixed maturity date; redemption and liquidation rights which do not exceed the security's issue price; and priority over common stockholders. Tellingly, Telos identifies preferred stock as "indebtedness" in its corporate charter.

         104. This Court should look to the substance of the ERPS. The ERPS shares contain the traditional hallmarks of debt instruments, and this Court should treat them as debt rather than equity.

         105. Even if this Court would not find the ERPS to be debt instruments, the Court should consider the unpaid accrued dividends on the ERPS to be debt. Telos itself treats the unpaid dividend obligations as an "interest expense" and a "liability" in its publicly filed financial statements.

         106. Alternatively, given Telos' consistent representations to the public that the ERPS and the unpaid accrued dividends are debt, the defendants should be estopped from denying that either the ERPS or the unpaid accrued dividends are debt.

         107. As a holder of the ERPS and a party entitled to receive mandatory dividend payments, Plaintiff believes that it is a creditor of Telos Corporation, rather than a stockholder, and, as such, has standing to assert the causes of action and secure the remedies sought in Counts I, II and III.

                                     COUNT I
                                     -------

      Setting Aside and Recovery of Fraudulent Conveyance of Bonus Payments
                       Md. Comm. Law ss.ss. 15-201 et seq.
       (against Telos, Wood, Flaherty, Marino, Williams, McDuffie, Tracy)

         108. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         109. At all times relevant to the facts and claims set out herein, Plaintiff was a creditor of Defendant Telos.

         110. Between 1998 and 2004, Telos conveyed to Wood a total of $1,600,000 in cash bonuses.

         111. Between 2001 and 2004, Telos conveyed to Flaherty a total of $992,692 in cash bonuses.

         112. Between 1999 and 2004, Telos conveyed to Marino a total of $675,659 in cash bonuses.

         113. Between 2001 and 2004, Telos conveyed to Williams a total of $906,000 in cash bonuses.

         114. In 2004, Telos conveyed to McDuffie a total of $250,000 in cash bonuses.

         115. Between 2001 and 2004, Telos conveyed to Tracy a total of $166,500 in cash bonuses.

         116. At the time of each such conveyance enumerated above (the "Fraudulent Bonus Conveyances"), Telos was either insolvent (i.e. the present fair market value of its assets was less than the amount required to pay its probable liability on its existing debts as they became absolute and matured), or was driven into insolvency as a result of such conveyance, or was left with unreasonably small capital as a result of such conveyance.

         117. The Fraudulent Bonus Conveyances were made without fair consideration.

         118. As a result, Plaintiff requests a full and complete accounting of the Fraudulent Bonus Conveyances, and that the Court impose a constructive trust on such conveyances and any proceeds derived therefrom. By reason of the fraudulent and otherwise wrongful manner in which the Defendant transferees obtained their alleged right, claim or interest in and to the Fraudulent Bonus Conveyances, those Defendant transferees have no legal or equitable right, claim or interest therein. Instead, the Defendant transferees are involuntary trustees holding said property and profits therefrom in constructive trust for Telos with the duty to convey the same to Telos forthwith.

                                                                   Page 30 of 37
                                    COUNT II
                                    --------

                      Preliminary and Permanent Injunction
                  Pursuant to Md. Code, Comm. Law ss. 15-210(b)
                                 (against Telos)

         119. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         120. Unless an injunction is granted, Telos will continue to engage in fraudulent conveyances in the form of further exorbitant bonus payments to Defendants and further grants of stock options. Such conveyances have caused irreparable harm to Plaintiff and will continue to cause irreparable harm in the future.

         121. Accordingly, Plaintiff petitions this Court to enter a preliminary and permanent injunction enjoining Telos from making future bonus payments to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full.

         122. Further, Plaintiff petitions this Court to enter a preliminary and permanent injunction enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full.

         123. Plaintiff petitions this Court to enter a preliminary and permanent injunction enjoining any Officers and Directors who have already received grants of stock options in Telos' wholly owned subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full.

                                   COUNT III
                                   ---------

                             Appointment of Receiver
                 Pursuant to Md. Code, Comm. Law ss. 15-210(b)
                                (against Telos)

         124. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         125. Defendants have engaged in, and continue to engage in, actions which are ultra vires, fraudulent, and otherwise illegal.

         126. Unless a receiver is appointed, Defendants will continue to engage in the ultra vires, fraudulent, and otherwise illegal acts complained of herein, so as to pose an imminent danger to the assets of Telos.

         127. Unless a receiver is appointed, Telos will continue to engage in fraudulent conveyances in the form of further exorbitant bonus payments to Defendants to the detriment of Plaintiff.

         128. Accordingly, Plaintiff petitions this Court to appoint a receiver for Telos to take charge of the company's assets and operate the business of the corporation, as necessary and proper to preserve them, and to take such actions as are necessary to remedy and/or prevent the fraudulent conveyances complained of herein, pending further determination and action of this Court.

                               ALTERNATIVE RELIEF
                               ------------------

         129. Plaintiff recognizes that this Court may determine the ERPS, the unpaid accrued dividends, or both to be equity, not debt, and that such findings could vitiate Plaintiff's standing as a creditor to assert the foregoing causes of action. Accordingly, in the event that this Court should determine that Plaintiff is solely a stockholder, rather than a creditor, of Telos, or otherwise lack standing to assert Counts I, II and III hereinabove, Plaintiff pleads the following Counts IV and V in the alternative, as a stockholder of Telos.

                                    COUNT IV
                                    --------

                             Appointment of Receiver
                  Pursuant to Court's General Equitable Powers

         130. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         131. Defendants have engaged in, and continue to engage in, actions which are ultra vires, fraudulent, and otherwise illegal.

         132. Unless a receiver is appointed, Defendants will continue to engage in the ultra vires, fraudulent, and otherwise illegal acts complained of herein, so as to pose an imminent danger to the assets of Telos.

         133. Accordingly, Plaintiff petitions this Court, under its general equitable powers, to appoint a receiver for Telos to take charge of the company's assets and operate the business of the corporation, as necessary and proper to preserve them, and to take such actions as are necessary to terminate and remedy defendants' ultra vires, fraudulent, and otherwise illegal acts complained of herein, pending further determination and action of this Court.

                                    COUNT V
                                    -------

                    Petition for Dissolution of Corporation
       Md. Code, Corporations & Associations, ss. 3-413(b)(2); ss. 3-414

         134. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         135.     Plaintiff is a stockholder of Telos Corporation.

         136. Telos' Officers and Directors and majority stockholder Porter have engaged in illegal, oppressive, and fraudulent acts, as alleged hereinabove.

         137. Plaintiff hereby petitions this Court that Telos be dissolved and for the appointment of a temporary receiver to take charge of Telos' assets and operate the business of the corporation, as necessary and proper to preserve them, pending a final determination as to dissolution.

                               DERIVATIVE CLAIMS
                               -----------------

         138. Regardless of whether this Court determines the ERPS, the unpaid accrued dividends, or both to be equity or debt, Plaintiff, as a stockholder or creditor of Telos, has standing to assert derivative claims on behalf of Telos. Accordingly, Plaintiff pleads the following Counts VI and VII in a derivative capacity.

                                    COUNT VI
                                    --------

               Md. Code, Corporations & Associations, ss. 2-405.1
                            (against the Directors)

         139. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         140. The Directors are obligated to perform their duties in good faith.

         141. The Directors are obligated to perform their duties in a manner they reasonably believe to be in the best interest of the corporation.

         142. The Directors are obligated to perform their duties with the care that an ordinarily prudent person in a like position would use under similar circumstances.

         143. The Directors breached their duties by causing Telos to make numerous bonus payments and other grants of discretionary compensation to certain officers and Telos' majority shareholder. The payment of discretionary bonuses to certain officers and grants of stock options, while at the same time withholding dividends to the ERPS holders, favors those officers over the obligations of Telos to its ERPS holders. Similarly, the payment of inflated interest the Porter Note and the repeated extension of the Porter Note favors a particular shareholder to the detriment of the ERPS holders. The Directors have failed to take action to revive Telos from its admitted insolvency and address its impending deadline to redeem the ERPS and pay the unpaid accrued dividends.

         144. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         145. Plaintiff demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives, (3) actively pursue a financial resolution of its insolvency, and (4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos board of directors dated September 9, 2005, Plaintiff demanded that Telos' Board of Directors take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonus payments and canceling or prohibiting the exercise of stock options granted to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. As of October 14, 2005, Telos had not responded to Plaintiff's demand letter.

         146. As a result of the refusal by Telos, Plaintiff has standing to bring this claim against the Directors derivatively on behalf of Telos.

         147. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                    COUNT VI
                                    --------

                            Breach of Fiduciary Duty
                             (against the Officers)

         148. Plaintiff repeats and realleges each of the preceding paragraphs of this Complaint as if fully set forth herein.

         149. The Officers stand in a fiduciary relationship with their corporation, Telos.

         150. The Officers are obligated to perform their duties with the utmost good faith and loyalty.

         151. The Officers are obligated not to engage in self-dealing to the detriment of Telos and its creditors and stockholders.

         152. The Officers breached their duties by causing Telos to make numerous bonus payments and other grants of discretionary compensation including stock options to certain officers and Telos' majority shareholder. The payment of discretionary bonuses and the grant of stock option compensation to certain officers while at the same time withholding dividends to the ERPS holders favors those officers over the obligations of Telos to its shareholders. Similarly, the payment of inflated interest the Porter Note favors a particular shareholder to the detriment of the ERPS holders. The Officers and Directors have failed to take action to revive Telos from its admitted insolvency and address its impending deadline to redeem the ERPS and pay the unpaid accrued dividends.

         153. In committing the breaches set out above, the Officers failed to consider the interests of Telos and Telos' creditors, and instead were motivated by their own self-interest.

         154. In committing the breaches set out above, the Officers wholly failed to exercise any business judgment whatsoever.

         155. In committing the breaches set out above, the Officers acted carelessly, recklessly and/or were grossly negligent in the performance of their duties.

         156. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         157. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         158. Plaintiff demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives and any exercise thereof, (3) actively pursue a financial resolution of its insolvency, and (4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos board of directors dated September 9, 2005, Plaintiff demanded that Telos' Board of Directors take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonuses paid to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. Plaintiff also demanded that Telos' Board of Directors cancel or prohibit the exercise of stock options granted to Wood, Flaherty, Marino, Williams and McDuffie. As of October 14, 2005, Telos had not responded to Plaintiff's demand letter.

         159. As a result of the refusal by the Officers and Directors, Plaintiff has standing to bring this claim derivatively on behalf of Telos.

         160. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                V.   JURY DEMAND
                                     -----------

         161.     Trial by Jury is hereby demanded.

WHEREFORE, Plaintiff demands judgment against Defendants:

(1)      for a full and complete accounting;

(2) for a declaration that the Officers and Directors hold all executive bonus payments complained of hereinabove in constructive trust for Telos;

(3) for an order requiring the Officers and Directors to account to Plaintiff for all of the proceeds derived by Officers from the executive bonus payments, and to pay to Telos the sum found due on such accounting;

(4) for preliminary and permanent injunctions enjoining Telos from making future bonus payments to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full;

(5) for preliminary and permanent injunctions enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full;

(6) for preliminary and permanent injunctions enjoining any Officers and Directors who have already received grants of stock options in Telos' wholly owned subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full;

(7)      for damages to Telos;

(8)      for the appointment of a receiver;

(9)      for the dissolution of Telos;

(10) for such other and further relief as to which Plaintiff may be entitled.

Dated: October 17, 2005

                                          VENABLE LLP

                                      By: /s/ G. STEWART WEBB, JR.
                                          --------------------------------------
                                          James J. Hanks, Jr.
                                          G. Stewart Webb, Jr.
                                          1800 Mercantile Bank & Trust Building
                                          2 Hopkins Plaza
                                          Baltimore, Maryland 21201
                                          (410) 244-7400
                                          (410) 244-7742 (facsimile)

                                           - and -

                                          WARNER STEVENS, LLP

                                          Lewis T. Stevens (TX Bar No. 24031366)
                                          Jeffrey R. Erler (TX Bar No. 00796516)
                                          J. Todd Key (TX Bar No. 24027104)
                                          301 Commerce Street, Suite 1700
                                          Fort Worth, Texas 76102
                                          (817) 810-5250

                                          ATTORNEYS FOR PLAINTIFF